Mail Stop 4561

October 27, 2006

Ms. Stephanie G. Dimarco
Chief Executive Officer and President
Advent Software, Inc.
301 Brannan Street
San Francisco, California 94107

   Re: Advent Software, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Form 10-Q for the Quarterly Period Ended March 31, 2006
     Form 10-Q for the Quarterly Period Ended June 30, 2006
     File No. 000-26994

Dear Ms. Dimarco:

   We have reviewed the above-referenced filings and your response letter dated September 13, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 52

1. Your response to prior comment number 1 indicates that your disclosure on page 31 provides an adequate explanation of the reasons causing deferred revenues to increase under a term licensing model. However, this disclosure focuses on how revenue recognition is impacted under a term licensing model, not the impact on cash flows.

Therefore, as you disclose the change from the perpetual to a term licensing model has (and will) increase deferred revenue, you should also discuss the underlying changes in your billing cycle and its impact on cash flows. We refer you to Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 70

2.   We note your response to prior comment number 4 with respect to your revenue recognition policy for Geneva products sold under an "assets under administration" model. Your response indicates that license revenue is determined in arrears based on the investment securities under administration as utilized by your customer. Tell how your policy for recognizing revenue complies with the allocation and recognition guidance of SOP 97-2. Clarify all the elements included in these arrangements. Clarify why the license fee is determined based on assets under administration and revenue is realized or realizable and earned based on this formula. That is, receipt of these fees appears to be the manner in which you are paid for the products and services provided to your customer. Explain why you believe that the receipt of fees correlates to the amount of fees earned. It appears your obligations in these arrangements are to deliver the products (and possibly services) and not to administer investment securities for your customer. As part of your response, tell us how your determination that the arrangement fee is fixed and determinable complies with the guidance of SOP 97-2, paragraphs 26 through 29. In addition, tell us when you typically begin to receive payment in these arrangements (e.g. after delivering all elements in the arrangement). Please indicate whether there are minimum or maximum fees that you earn in these arrangements.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 22

3.   We note your response to prior comment number 8 and we reissue and clarify the comment. Your response indicates you established VSOE of fair value of the single year term license based on the renewal rate of the term license. However, your disclosure indicates that you apply the residual method to this arrangement. Clarify the delivered

element in this arrangement for which you have not established VSOE of fair value. Further, your disclosure indicates that this arrangement contains a maintenance element. Clarify how you considered the guidance of Section 5100.53 of the AICPA Technical Practice Aid when concluding that you were able to establish VSOE of fair value of the term license and maintenance elements. In this respect, clarify why you believe that a renewal rate for the term license would establish VSOE of fair value for the maintenance element. As part of your response, please tell us the term of the maintenance agreement. In addition, clarify when you recognize revenue for the term license and maintenance elements; that is, clarify whether you recognized revenue for the term license upon delivery or over the term of the license agreement.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief